HORNBACH 82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

07027448

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

Bornheim, September 27, 2007

HORNBACH-Baumarkt-AG – File number 82-3729

JPPL

Dear Sir or Madam,

Enclosed please find our Half-Year-Report (March 1 to August 31, 2007) which we have published on September 27, 2007 for your documentation.

Kind regards,

Judith Sommer
pp. Judith Sommer

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

RECEIVED
2007 OCT 19 A 8:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enclosure

Dw 10/19


HORNBACH

Half-Year Financial Report

HORNBACH-BAUMARKT-AG GROUP

20[illegible]|2008

(MARCH[illegible] AUGUST 31, 2007)

HO[illegible]NBACH
Es [illegible]mmer was zu tun.

HORNBACH-BAUMARKT-AG Group

Half-Year Financial Report 2007/2008 (March 1 – August 31, 2007)

- **Unfavorable conditions in Germany in second quarter slow down performance in first half**
- **Consolidated sales rise by 4.0 % in first six months - like-for-like sales growth of 1.8 %**
- **EBIT reaches € 72.2 million (minus 17.8 %) – net income for period benefits from tax reform**
- **Successful market entry in Rumania**

Difficult underlying conditions in Germany in the course of the second quarter slowed down the sales and earnings performance of the HORNBACH-Baumarkt-AG Group in the first six months of the financial year (March 1 to August 31, 2007). Consolidated sales increased by 4.0 % in the first half to reach € 1,349.3 million (previous year: € 1,297.8m). The international share of sales rose from 36.0 % to 38.3 %. Thanks to continued growth outside Germany (like-for-like sales plus 7.3 %), like-for-like sales improved by 1.8 % across the Group. Subdued consumer confidence and changeable weather conditions in summer 2007 led like-for-like sales in Germany to decline by 1.2 %. HORNBACH nevertheless once again outperformed the figures reported by the BHB sector association for the German DIY sector.

Key operating earnings figures for the reporting period from March to August 2007 fell short of the previous year's figures, mainly as a result of the decline in like-for-like sales in Germany, less favorable store and administration cost ratios, increased pre-opening expenses and one-off non-operating factors (minus € 6.6m). First-half operating earnings (EBIT) fell by 17.8 % to € 72.2 million (previous year: € 87.9m). Due to a positive tax item, net income for the first half rose by 2.5 % to € 51.7 million (previous year: € 50.5m).

Key Figures HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	**2nd Quarter 2007/2008**	**2nd Quarter 2006/2007**	**Change in %**	**1st Half 2007/2008**	**1st Half 2006/2007**	**Change in %**
Net sales	**653.3**	**638.5**	**2.3**	**1,349.3**	**1,297.8**	**4.0**
of which in other European countries	255.5	233.4	9.5	516.2	467.6	10.4
Like-for-like sales growth	-1.1%	1.9%		1.8%	1.6%	
Gross margin (as % of net sales)	36.3%	35.4%		36.4%	35.8%	
EBITDA	54.7	63.7	-14.1	103.3	119.5	-13.6
Earnings before interest and taxes (EBIT)	**39.8**	**47.0**	**-15.3**	**72.2**	**87.9**	**-17.8**
Consolidated earnings before taxes	34.6	40.8	-15.2	61.9	75.8	-18.3
Consolidated net income	32.2	28.7	12.2	51.7	50.5	2.5
Basic earnings per share (€)	2.07	1.88	10.1	3.32	3.30	0.6
No. of employees				12,225	11,529	6.0
Investments				57.2	24.2	136.4
Total assets				1,391.2	1,327.4	4.8
Shareholders' equity				514.8	458.1	12.4
Shareholders' equity as % of total assets				37.0%	34.5%	
No. of stores				124	121	2.5
Sales area as per BHB (in 000 m²)				1,366	1,312	4.1
Average store size (in m²)				11,016	10,842	1.6

Rounding up or down may lead to discrepancies between totals. Calculation of percentage figures based on € 000s.

Group Interim Management Report

Macroeconomic Framework and Sector Performance

The marked upturn in the global economy continued into the spring of 2007. In spite of the negative impact of the US real estate credit market on global financial markets in recent weeks, the prospects for ongoing growth are still to be assessed positively. The risks facing the global economy have nevertheless increased in the wake of the correction on the American real estate market. Moreover, the tangible increase in oil prices harbors inflation risks. The continued rise in energy prices and increased food prices have most recently made themselves clearly felt on a consumer level.

As expected, economic growth in the euro zone weakened in the second quarter of the 2007 calendar year. Based on figures from Eurostat, gross domestic product (GDP) showed year-on-year growth of 2.5 % in real terms, compared with growth of 3.2 % in the first quarter. The economy was driven by private consumer expenditure between April and June, while capital expenditure provided virtually no momentum for growth. This was largely due to the recent downturn in the housing construction sector. The unusually mild winter had enabled the construction industry to bring forward numerous orders, leading to a resultant lack of dynamism in the spring.

The upturn in the German economy continued in the second quarter of 2007, but was nonetheless dampened by a decline in construction investment. According to the Federal Statistics Office, German GDP showed year-on-year growth (in real terms) of 3.3 % in the first quarter and of 2.5 % in the second quarter. The strongest momentum was provided by the export sector. Private consumer expenditure, which had been 1.8 % lower in the first quarter of 2007 than in the fourth quarter of 2006, partly in reaction to the sales tax increase, grew once again by 0.6 % between April and June. However, these positive developments have yet to make themselves felt in the German retail sector, although the positive consumer confidence figures reported by the GfK Group for the second quarter had raised expectations in this respect. According to official statistics, retail sales fell by 0.8 % in nominal terms and by 1.5 % in real terms in the first half of 2007, even though private household disposable income showed year-on-year growth of 1.8 % and 1.9 % in the first two quarters. Alongside the increase in sales tax, however, German consumers also had to absorb marked increases in the price of energy, gasoline, food and services. Moreover, the renewed rise in uncertainty seen recently on account of turbulences on the financial markets has been reflected in an increase in the savings rate. All of these factors deprived the retail sector of purchasing power.

The German DIY sector began to feel the effects of these factors towards the end of the first half of 2007. Unusually mild weather conditions meant that DIY stores witnessed double-digit growth rates in some cases in March and April. This initial euphoria was followed by disillusionment. The bringing forward of DIY and renovation projects meant that sales fell away in May. Since then, the subdued level of consumer confidence resulting from the aforementioned tax and price-related factors has been reflected in declining demand for construction materials, garden and home improvement products. According to the BHB sector association, sales in the DIY sector, including sales tax, rose by 3.7 % in the period from January to June of this year. Like-for-like sales growth amounted to 1.6 % (gross). Excluding the effects of the differing sales tax rates in 2006 (16 %) and 2007 (19 %), adjusted DIY sales (January to June) can be assumed to have fallen by almost one percent compared with the previous year. According to the BHB, gross like-for-like sales at German DIY stores witnessed a downturn of around 7 % in July and August 2007. Excluding the impact of the sales tax, we estimate that this decline could even exceed 9 %.

Earnings, Financial and Asset Situation *

Sales Performance
Underlying conditions in Germany slowed down the performance of the HORNBACH-Baumarkt-AG Group in the second quarter of 2007/2008 (June 1 to August 31, 2007). Net sales rose by 2.3 % across the Group from June to August 2007 to reach € 653.3 million (previous year: € 638.5m), following growth of 5.6 % in the first quarter.

Cumulative sales for the first half of 2007/2008 (March 1 to August 31, 2007) grew by 4.0 % to € 1,349.3 million (previous year: € 1,297.8m). While the German DIY megastores with garden centers generated sales of € 833.1 million in the first six months, virtually equivalent to the previous year (€ 830.2m), our locations outside Germany reported further substantial rates of growth. The international business grew by 10.4 % in the first half of 2007/2008 to reach € 516.2 million (previous year: € 467.6m). The share of consolidated sales attributable to our international activities therefore showed a marked increase from 36.0 % in the previous year to 38.3 %.

The differing rates of growth in Germany and abroad are also reflected in the like-for-like sales performance. The German stores witnessed a year-on-year decline in like-for-like sales in the second quarter. Following sales growth in June, demand was unsatisfactory in July and August. In particular, changeable weather conditions in summer 2007 led to a marked downturn in sales with weather-dependent product groups, such as sun protection, air conditioning equipment and most garden items. The stores concluded the second quarter with a (net) decline in like-for-like sales of 4.2 %. Thanks to the positive first quarter (1.7 %), like-for-like sales for the first six months fell only 1.2 % short of the previous year's figures. During the period under report, HORNBACH therefore once again outperformed the overall sector in Germany by a considerable margin.

Pleasing growth rates were reported once more by our HORNBACH megastores with garden centers in other European countries. In the second quarter, these achieved year-on-year like-for-like sales growth of 4.5 %. Thanks to the substantial momentum seen in the first quarter (plus 10.1 %), like-for-like sales rose by 7.3 % in the first half of 2007/2008. Like-for-like sales at the HORNBACH-Baumarkt-AG Group rose by 1.8 % in the first half.

HORNBACH celebrated its successful entry into the Rumanian market in the second quarter of 2007/2008. In June, we opened our first location in Bucharest with a sales area of more than 15,000 m². The DIY megastore and garden center, which is combined with a drive-in construction materials section, has shown a highly promising start and will act as a base for the company's further expansion in Rumania. As of August 31, 2007, the number of our stores had increased within six months from 120 to 124. In Germany, we operate 91 HORNBACH DIY megastores with garden centers. Our stores in other European countries, now numbering 33, are distributed as follows: Austria (11), the Netherlands (8), Czech Republic (5), Switzerland (3), Sweden (2), Slovakia (2), Luxembourg (1) and Rumania (1). With total sales areas of around 1,366,000 m², the average size of a HORNBACH DIY store amounts to 11,016 m² (previous year: 10,842 m²).

Earnings Performance
The earnings performance of the HORNBACH-Baumarkt-AG Group was unsatisfactory in the second quarter. This was mainly due to the decline in like-for-like sales in Germany. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to € 54.7 million in the second quarter, thus falling 14.1 % short of the previous year's figure of € 63.7 million. Operating earnings (EBIT) fell by 15.3 % to € 39.8 million (previous year: € 47.0m). Consolidated earnings before taxes reduced by 15.2 % to € 34.6 million (previous year: € 40.8m). However, net income for the period increased by 12.2 % to € 32.2 million in the second quarter (previous year: € 28.7m). This was chiefly due to one-off tax income of € 8.3 million as a result of the revaluation of deferred tax assets and liabilities on account of the future reduction in tax rates in Germany (corporate taxation reform).

The weak business performance in Germany in the second quarter also meant that the earnings figures (before taxes) for the first six months as a whole fell significantly short of the previous year's figures. EBITDA declined by 13.6 % from € 119.5 million to € 103.3 million. EBIT fell by 17.8 % to € 72.2 million (previous year: € 87.9m). Consolidated earnings before taxes dropped by

* Unless otherwise stated, periods relating to HORNBACH are based on the financial year (March – February), not on the calendar year.

18.3 % to € 61.9 million (previous year: € 75.8m). As a result of the positive tax item, net income for the period rose by 2.5 % in the first half to reach € 51.7 million (previous year: € 50.5m). Earnings per share therefore improved from € 3.30 to € 3.32.

The decline in operating earnings figures in the first half of 2007/2008 is mainly attributable to the downturn in like-for-like sales in Germany, less favorable store and administration cost ratios, increased pre-opening expenses and one-off non-operating items.

The gross margin across the Group made a significantly larger contribution to earnings compared with the previous year. Particularly, as a result of improved procurement terms, the gross profit rose as a percentage of net sales in the first half from 35.8 % to 36.4 %.

Selling and store expenses rose from € 344.9 million to € 369.8 million, largely as a result of disproportionate increases in general operating and advertising expenses. As a proportion of net sales, the store expense ratio therefore deteriorated from 26.6 % to 27.4 %.

Within the framework of the Group's expansion, pre-opening expenses rose by € 3.4 million to € 4.3 million on account of four store openings in the first half of 2007/2008 (previous year: no new store openings).

Mainly due to one-off project-related charges (€ 2.0m) and increased personnel expenses, general and administration expenses rose from € 44.6 million to € 50.8 million. The administration expense ratio rose (as a percentage of net sales) from 3.4 % to 3.8 %.

Other income and expenses fell from € 14.0 million in the first six months of the previous year to € 6.2 million. This is chiefly due to one-off non-operating factors which had a negative impact mainly on the first quarter of 2007/2008. Charges on earnings of € 3.7 million were posted in the first half of 2007/2008; these were primarily caused by extraordinary depreciation of real estate, provisions for losses expected on planned real estate sales and retirement losses on an investment project not developed further. This situation contrasts with positive net income of € 2.9 million in the equivalent period of the previous year. This figure largely consisted of accounting profits on the disposal of real estate (€ 5.8m) and extraordinary depreciation of real estate (minus € 2.9m). Following adjustment for the overall change of € 6.6 million in one-off non-operating items, the operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group would be 10.6 % down on the previous year (unadjusted: 17.8 %).

Financial and Asset Situation

Investments more than doubled from € 24.2 million in the first six months of the previous year to € 57.2 million in the equivalent period of the current 2007/2008 financial year. This significant increase is chiefly due to the opening of four new HORNBACH DIY megastores with garden centers, whereas no new stores had commenced operations in the first half of 2006/2007. Around 51 % of funds were channeled into land and buildings, with the rest being invested in plant and office equipment at new and existing stores, as well as in intangible assets (predominantly IT software). Investments were financed in full from the cash flow from operations, which amounted to € 82.6 million (previous year: € 125.4m). Information concerning the financing and investment activities of HORNBACH-Baumarkt-AG can be found in the cash flow statement on Page 10.

Total assets grew by 4.8 % to € 1,391.2 million at the reporting date on August 31, 2007 (previous year: € 1,327.4m). On the asset side of the balance sheet, this increase was mainly due to higher current receivables and other current assets (plus 37.4 % to € 67.9m), as well as to the rise in cash and cash equivalents from € 202.0 million to € 237.7 million.

Shareholders' equity as reported in the balance sheet rose by € 56.7 million to € 514.8 million as of August 31, 2007. The equity ratio thus improved from 34.5 % to 37.0 %. Largely due to a reduction in long-term financial debt by € 22.0 million, non-current liabilities fell to € 448 6 million. Current liabilities rose by € 33.4 million to € 361.4 million. Within this item, the decline in short-term financial debt by 51.2 % to € 28.3 million (previous year: € 57.9m) was offset by an increase in accounts payable and other liabilities by € 52.1 million to € 254.0 million.

The net financial debt of the Group showed a substantial reduction from € 326.5 million in the previous year to € 239.2 million as of August 31, 2007.

Employees

At the reporting date on August 31, 2007, 12,225 individuals (previous year: 11,529) across Europe were in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries. The total workforce rose in the course of the continued expansion by 3.6 % from 7,659 to 7,937 in Germany and by 10.8 % from 3,870 to 4,288 abroad.

Risk Report

We provided a detailed presentation of the risks involved in our business activities on Pages 56 to 59 of the 2006/2007 Annual Report of the HORNBACH-Baumarkt-AG Group. Over and above the information provided in the Annual Report, there have been no major changes in the first half of 2007/2008 which could result in any new risk assessment for the second half. Furthermore, no future risks to the continued existence of the HORNBACH-Baumarkt-AG Group have been identified on the basis of the information currently available.

Events after the Balance Sheet Date

No events of major significance for the assessment of the earnings, financial and net asset situation of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group have taken place since the conclusion of the first half of the financial year on August 31, 2007.

Outlook

Opportunities

We reported extensively on the macroeconomic, sector-specific and strategic opportunities of relevance to the business activities of the HORNBACH-Baumarkt-AG Group on Pages 60 to 65 of our 2006/2007 Annual Report. Upon the publication of this half-year financial report we would largely reaffirm this basic assessment of our medium to long-term development potential. Only with regard to the short term – up to the end of the financial year on February 29, 2008 – do we assess sector-specific opportunities, which are affected by current developments in private consumer demand in Germany, less positively.

The German retail sector has once again done justice to its reputation as a late starter within the economic cycle. In spite of favorable macroeconomic conditions, especially on the labor market, the sector has so far remained unimpressed by the optimistic climate in other sectors of the economy. The sales tax rise, increased costs of living and the upward trend in interest rates have impacted more severely on consumer confidence in Germany than originally expected. The DIY sector has suffered in particular from the negative trend in consumer durables. This situation has been exacerbated by the drastic reduction in housing construction following the expiry of the owner-occupied housing subsidy. The number of building permits for flats in detached and semi-detached houses almost halved in the period from January to June 2007. According to the BHB, these factors mean that DIY and home improvement stores are obliged to dampen their expectations for the year as a whole following the disappointing course of business up to August 2007. The sector association has forecast a decline in (gross) like-for-like sales in Germany on a scale of one to two percent in Germany in the 2007 calendar year. It remains to be seen whether and how rapidly the factors inhibiting consumer expenditure will abate.

Outlook

The opening of one further HORNBACH DIY megastore with a garden center is scheduled to take place in the Czech Republic (Olomouc) by the end of the current financial year (reporting date: February 29, 2008). We will then have expanded HORNBACH's store network from 120 to 125 locations in the 2007/2008 financial year as a whole.

The HORNBACH-Baumarkt-AG Group is expected to invest a total of between € 100 million and € 120 million in the 2007/2008 financial year. The overwhelming share of investments will be channeled into constructing new stores. The investments will mainly be financed by drawing on disposable cash flow from operations, the release of funds from a sale and lease back transaction (Munich-Freiham) and from available company liquidity. The Group does not plan to take up any loans in the second half of the year.

With regard to our sales performance up to the end of the financial year, we remain convinced that HORNBACH will outperform average growth rates in the sector in Germany in the second half as well. In other European countries, we also expect to see a continuation of positive like-for-like growth rates in the second half of the financial year. In the light of the decline in demand apparent in Germany of late, however, we expect to see a weaker sales performance on Group level than that still forecast in the interim report for the first quarter of 2007/2008. Based on current estimates, the consolidated sales of HORNBACH-Baumarkt-AG are expected to range between € 2.45 billion and € 2.5 billion.

The earnings forecast is also being reduced. We expect our operating earnings (EBIT) for the financial year as a whole to fall significantly short of the previous year's figure (€ 96.1m). This is the result of downturns in like-for-like sales in Germany, the year-on-year increase in pre-opening expenses, start-up losses at new stores, project-related expenses (SAP) and reduced earnings from the sale of real estate.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

Income Statement

€ million	2nd Quarter 2007/2008	2nd Quarter 2006/2007	Change in %	1st Half 2007/2008	1st Half 2006/2007	Change in %
Sales	653.3	638.5	2.3	1,349.3	1,297.8	4.0
Cost of goods sold	416.4	412.7	0.9	858.4	833.5	3.0
Gross profit	**236.9**	**225.7**	**4.9**	**490.9**	**464.3**	**5.7**
Selling and store expenses	174.8	160.9	8.6	369.8	344.9	7.2
Pre-opening expenses	1.1	0.5	125.7	4.3	0.9	349.4
General and administration expenses	24.6	21.5	14.2	50.8	44.6	13.9
Other income and expenses	3.4	4.2	-18.4	6.2	14.0	-55.8
Earnings before interest and taxes (EBIT)	**39.8**	**47.0**	**-15.3**	**72.2**	**87.9**	**-17.8**
Financial income	2.3	1.9	25.2	4.2	4.0	5.8
Financial expenses	7.5	8.0	-6.4	14.6	16.1	-9.4
Net financial expenses	**-5.2**	**-6.2**	**-15.9**	**-10.4**	**-12.1**	**-14.4**
Consolidated earnings before taxes	**34.6**	**40.8**	**-15.2**	**61.9**	**75.8**	**-18.3**
Taxes on income	2.4	12.1	-80.1	10.1	25.3	-59.9
Consolidated net income	**32.2**	**28.7**	**12.2**	**51.7**	**50.5**	**2.5**
Basic earnings per share (in €)	2.07	1.88	10.1	3.32	3.30	0.6
Diluted earnings per share (in €)	2.04	1.86	9.7	3.28	3.27	0.3

Rounding up or down may lead to discrepancies between totals. Calculation of percentage figures based on € 000s.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

Balance Sheet

ASSETS	August 31, 2007 € million	%	August 31, 2006 € million	%	February 28, 2007 € million	%
Non-current assets	**624.5**	**44.9**	**615.5**	**46.4**	**643.0**	**48.3**
Intangible assets	25.3	1.8	25.2	1.9	26.8	2.0
Property, plant and equipment	560.0	40.3	555.8	41.9	570.5	42.9
Investment property	15.3	1.1	20.7	1.6	18.6	1.4
Other non-current assets	3.0	0.2	3.1	0.2	3.3	0.2
Non-current income tax receivables	8.3	0.6	0.0	0.0	9.3	0.7
Deferred tax assets	12.6	0.9	10.6	0.8	14.5	1.1
Current assets	**766.6**	**55.1**	**711.9**	**53.6**	**687.5**	**51.7**
Inventories	461.1	33.1	460.4	34.7	446.0	33.5
Accounts receivable and other assets	51.2	3.7	46.4	3.5	38.2	2.9
Income tax receivables	8.7	0.6	1.4	0.1	6.7	0.5
Cash and cash equivalents	237.7	17.1	202.0	15.2	193.0	14.5
Non-current assets held for sale	8.0	0.6	1.7	0.1	3.6	0.3
TOTAL ASSETS	**1,391.2**	**100.0**	**1,327.4**	**100.0**	**1,330.6**	**100.0**

EQUITY AND LIABILITIES	August 31, 2007 € million	%	August 31, 2006 € million	%	February 28, 2007 € million	%
Shareholders' equity	**514.8**	**37.0**	**458.1**	**34.5**	**470.8**	**35.4**
Share capital	47.0	3.4	46.3	3.5	46.5	3.5
Capital reserve	138.5	10.0	132.2	10.0	134.5	10.1
Retained earnings	329.3	23.7	279.7	21.1	289.8	21.8
Non-current liabilities	**515.0**	**37.0**	**541.2**	**40.8**	**531.4**	**39.9**
Long-term financial debt	448.6	32.2	470.6	35.5	457.6	34.4
Pensions and similar obligations	0.1	0.0	3.5	0.3	0.0	0.0
Deferred taxes	45.8	3.3	55.5	4.2	55.3	4.2
Other non-current liabilities	20.5	1.5	11.6	0.9	18.4	1.4
Current liabilities	**361.4**	**26.0**	**328.0**	**24.7**	**328.4**	**24.7**
Short-term financial debt	28.3	2.0	57.9	4.4	30.5	2.3
Accounts payable and other liabilities	254.0	18.3	201.8	15.2	232.0	17.4
Income tax provisions	27.4	2.0	19.9	1.5	15.2	1.1
Other provisions	51.7	3.7	48.3	3.6	50.7	3.8
TOTAL EQUITY AND LIABILITIES	**1,391.2**	**100.0**	**1,327.4**	**100.0**	**1,330.6**	**100.0**

Rounding up or down may lead to discrepancies between totals. Calculation of percentage figures based on € 000s.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

Cash Flow Statement

€ million	1st Half 2007/2008	1st Half 2006/2007
Consolidated net income	**51.7**	**50.5**
Depreciation and amortization of non-current assets	31.1	31.6
Change in provisions	1.8	-0.9
Profits / losses on disposals of non-current assets	1.8	0.1
Change in inventories, accounts receivable and other assets	-31.0	53.0
Change in accounts payable and other liabilities	36.1	-15.9
Other non-cash income/expenses	-8.9	6.9
Cash flow from operating activities	**82.6**	**125.4**
Proceeds from disposals of non-current assets	38.7	23.4
Payments for investments in property, plant and equipment	-55.5	-21.9
Payments for investments in intangible assets	-1.7	-1.3
Payments for acquisitions of shareholdings and other business units	0.0	-1.0
Cash flow from investing activities	**-18.5**	**-0.8**
Receipts from capital increases	4.3	5.8
Payments to shareholders	-13.5	-13.2
Proceeds from taking up of long-term debt	0.0	80.6
Repayment of long-term debt	-10.6	-68.8
Payments for group financing activities	-0.1	-0.4
Change in short-term debt	0.3	1.2
Cash flow from financing activities	**-19.6**	**5.0**
Cash-effective change in cash and cash equivalents	44.5	129.6
Change in cash and cash equivalents due to changes in exchange rates	0.2	0.0
Cash and cash equivalents at March 1	193.0	72.4
Cash and cash equivalents at August 31	**237.7**	**202.0**

Rounding up or down may lead to discrepancies between totals.

The inflow of funds from operating activities was reduced by tax payments of € 8.2 million (previous year: € 16.1m) and interest payments of € 15.6 million (previous year: € 16.2m) and increased by interest income of € 4.2 million (previous year: € 2.2m).

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

Statement of Changes in Equity

1st Half 2006/2007 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2006	**45.6**	**127.2**	**-1.7**	**4.6**	**239.6**	**415.3**
Consolidated net income					50.5	50.5
Currency translation				-0.2		-0.2
Valuation of derivative financial instruments, net after taxes			0.1			0.1
Total income and expenses recognized in the financial statements			0.1	-0.2	50.5	50.4
Dividend distributions					-13.2	-13.2
Capital increase from share option plans	0.7	5.0				5.7
Balance at August 31, 2006	**46.3**	**132.2**	**-1.7**	**4.4**	**276.9**	**458.1**

1st Half 2007/2008 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2007	**46.5**	**134.5**	**-0.5**	**3.3**	**287.0**	**470.8**
Consolidated net income					51.7	51.7
Currency translation				0.8		0.8
Valuation of derivative financial instruments, net after taxes			1.1			1.1
Total income and expenses recognized in the financial statements			1.1	0.8	51.7	53.6
Dividend distributions					-13.5	-13.5
Treasury stock (employee shares)					-0.6	-0.6
Capital increase from share option plans	0.5	4.0				4.5
Balance at August 31, 2007	**47.0**	**138.5**	**0.5**	**4.1**	**324.7**	**514.8**

Rounding up or down may lead to discrepancies between totals. This table forms part of the notes.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

Statement of income and expenses recognized directly in equity

€ million	1st Half 2007/2008	1st Half 2006/2007
Valuation of derivative financial instruments	1.7	0.0
Exchange differences arising on the translation of foreign subsidiaries	0.8	-0.2
Deferred taxes on gains and losses recognized directly in equity	-0.6	0.1
Net income recognized directly in equity	**1.9**	**-0.1**
Consolidated net income	51.7	50.5
Total income and expenses recognized in the financial statements	**53.6**	**50.4**

Rounding up or down may lead to discrepancies between totals.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF HORNBACH-BAUMARKT-AG

Notes to the Half-Year Financial Report as of August 31, 2007

(1) Accounting principles

This group half-year financial report of HORNBACH-Baumarkt-AG and its subsidiaries for the first half as of August 31, 2007 has been compiled in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The accounting principles applied in the compilation of this half-year financial report correspond to those applied in the consolidated financial statements as of February 28, 2007. The Group has made additional application of IAS 34 "Interim Reporting". This half-year financial report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2006/2007 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report also complies with German Accounting Standard No. 6 (DRS 6) – Interim Reporting – of the German Accounting Standards Committee (DRSC e.V.). Based on a resolution adopted by the Annual General Meeting on July 12, 2007, the group auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, was commissioned to perform an audit review of the interim financial statements of the HORNBACH-Baumarkt Group.

(2) Reporting entity

There were no changes in the reporting entity during the first half of 2007/2008.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally generates lower sales in the autumn and winter months than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first half of the financial year. The results of business operations for the first six months up to August 31, 2007 do not necessarily provide an accurate indication of the results to be expected for the financial year as a whole.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	2nd Quarter 2007/2008	2nd Quarter 2006/2007	Change in %
Other income	12.5	8.4	48.4
Other expenses	9.1	4.2	114.5
Other income and expenses	**3.4**	**4.2**	**-18.4**

€ million	1st Half 2007/2008	1st Half 2006/2007	Change in %
Other income	20.7	22.7	-9.0
Other expenses	14.5	8.7	65.8
Other income and expenses	**6.2**	**14.0**	**-55.8**

Calculation of percentage figures based on € 000s.

Other operating income primarily relates to income from advertising grants, income from exchange rate and payment differences and income from allocations within the HORNBACH HOLDING AG Group. The income for the first half of 2007/2008 also includes

non-operating income of € 1.1 million from the write-up of two pieces of land in the real estate segment. These were written up on the basis of two purchase agreements. The non-operating income amounting to € 5.7 million reported for the previous year resulted from the disposal of one DIY store property and other real estate. The DIY store property was rented back on a long-term basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property.

Other operating expenses principally consist of expenses incurred on exchange rate and currency differences, and losses incurred on the sale of non-current assets. The other expenses for the first half of the 2007/2008 financial year include non-operating expenses amounting to € 4.9 million (previous year: € 2.9m). These resulted from extraordinary depreciation of € 1.3 million undertaken on buildings and on buildings under construction (previous year: € 2.1m), as well as retirement losses of € 1.3 million incurred on an investment project not subject to further development (previous year: € 0.0m). Moreover, this item also includes an addition of € 1.6 million to provisions for disadvantageous contracts (previous year: € 0.8m), as well as a retirement loss of € 0.6 million in connection with rental rights to a DIY megastore with a garden center which has since been acquired. In the previous year, non-operating expenses amounting to € 0.2 million were still reported in connection with compensation for disadvantages paid to HORNBACH Immobilien AG. All non-operating expenses relate to the real estate segment.

(5) Taxes on income

Taxes on income are structured as follows:

€ million	2nd Quarter 2007/2008	2nd Quarter 2006/2007	Change in %
Current tax expenses	11.0	7.5	46.6
Deferred tax expenses	-8.6	4.6	-285.7
	2.4	**12.1**	**-80.1**

€ million	1st Half 2007/2008	1st Half 2006/2007	Change in %
Current tax expenses	18.3	18.1	1.0
Deferred tax expenses	-8.2	7.2	-214.6
	10.1	**25.3**	**-59.9**

Calculation of percentage figures based on € 000s.

At its meeting on July 6, 2007, the Federal Council (*Bundesrat*) approved the German Corporate Taxation Reform Act 2008. This results in a change in the tax rate from its previous level of around 38 % to around 30 %. Deferred tax assets and liabilities stated to date have been adjusted to the tax rate now valid. This adjustment has resulted in tax income amounting to € 8.3 million.

(6) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	2nd Quarter 2007/2008	2nd Quarter 2006/2007
Weighted number of shares issued	15,568,021	15,280,466
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	32.2	28.7
Earnings per share (in €)	2.07	1.88

	1st Half 2007/2008	1st Half 2006/2007
Weighted number of shares issued	15,568,021	15,280,466
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	51.7	50.5
Earnings per share (in €)	3.32	3.30

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	2nd Quarter 2007/2008	2nd Quarter 2006/2007
Weighted number of shares issued including potential shares with a dilutive effect	15,756,395	15,462,054
Consolidated net income allocable to the shareholders in HORNBACH -Baumarkt-AG (in € million)	32.2	28.7
Earnings per share (in €)	2.04	1.86

	1st Half 2007/2008	1st Half 2006/2007
Weighted number of shares issued including potential shares with a dilutive effect	15,756,395	15,462,054
Consolidated net income allocable to the shareholders in HORNBACH -Baumarkt-AG (in € million)	51.7	50.5
Earnings per share (in €)	3.28	3.27

(7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 197.2 million at the end of the first half as of August 31, 2007 (previous year: € 183.9m).

Depreciation and amortization totaling € 31.1 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first six months of the 2007/2008 financial year (previous year: € 31.6m).

(8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 167,290 subscription rights were exercised in accordance with the terms and conditions of the share option plan in the first half of the 2007/2008 financial year. As a result, the share capital increased by € 0.5 million. As of August 31, 2007, the share capital of HORNBACH-Baumarkt-AG amounted to € 47,020,230, and was divided into 15,673,410 shares.

On July 16, 2007, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 treasury stock shares. The shares are to be acquired for the (annual) issue of employee shares scheduled to take place at the end of 2007.

The repurchase of shares pursuant to this management board resolution is being undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.

A total of 10,000 treasury stock shares were acquired by August 27, 2007. The acquisition of further treasury stock shares has been suspended until November 9, 2007. The number of shares actually required for the issue of employee shares will only be known on Monday, November 12, 2007. From this date onwards, further shares would then be acquired if necessary within the framework of the share buyback program.

(9) Dividends

As proposed by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following approval by the Annual General Meeting on July 12, 2007 a dividend of € 0.87 per share was distributed to shareholders for the 2006/2007 financial year.

(10) Share option plans

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 12,536 subscription rights were exercised in accordance with the terms and conditions of the share option plan during the exercise windows in the first half of the year.

(11) Contingent liabilities and other financial obligations

There have been no substantial changes in contingent liabilities and other financial obligations since February 28, 2007.

(12) Relationships to closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions undertaken in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first half of 2007/2008.

(13) Segment reporting

1st Half 2007/2008 in € million 1st Half 2006/2007 in € million	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,348.7**	**55.3**	**-54.7**	**1,349.3**
	1,297.4	52.7	-52.3	1,297.8
Sales to external third parties	**1,348.7**	**0.0**	**0.0**	**1,348.7**
	1,297.2	0.0	0.0	1,297.2
Sales to affiliated companies	**0.0**	**0.0**	**0.0**	**0.0**
	0.2	0.0	0.0	0.2
Rental income from affiliated companies, internal rental income	**0.0**	**54.7**	**-54.7**	**0.0**
	0.0	52.3	-52.3	0.0
Rental income from third parties	**0.0**	**0.6**	**0.0**	**0.6**
	0.0	0.4	0.0	0.4
Segment results (EBIT)	**67.1**	**13.1**	**-8.0**	**72.2**
	74.3	18.8	-5.2	87.9
Depreciation and amortization	**19.6**	**7.0**	**4.5**	**31.1**
	19.4	7.9	4.3	31.6
EBITDA	**86.7**	**20.1**	**-3.5**	**103.3**
	93.7	26.7	-0.9	119.5

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Bornheim, September 21, 2007

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Steffen Hornbach   Susanne Jäger   Roland Pelka   Jürgen Schröcker   Manfred Valder

Review Report

To Hornbach-Baumarkt-Aktiengesellschaft, Bornheim (Landau/ Pfalz)

We have reviewed the condensed interim consolidated financial statements – comprising the balance sheet, income statement, cash flow statement, statement of changes in equity and selected explanatory notes - and the interim group management report of Hornbach-Baumarkt-Aktiengesellschaft, Bornheim (Landau/ Pfalz) for the period from March 1 to August 31, 2007 which are part of the half year financial reports according to § 37 w WpHG [„Wertpapierhandelsgesetz": „German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of the Company's management. Our responsibility is to issue a review report on these condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and additionally in accordance with the International Standard on Review Engagements, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE 2410). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Frankfurt, September 21, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Bertram — Wirtschaftsprüfer (Auditor)

Kunisch — Wirtschaftsprüfer (Auditor)

Financial Calendar

December 20, 2007	Interim Report as of November 30, 2007
March 19, 2008	Trading Statement for the 2007/2008 Financial Year
May 27, 2008	Publication of 2007/2008 Annual Report
	DVFA Analysts' Conference
June 26, 2008	Interim Report as of May 31, 2008
July 10, 2008	Annual General Meeting in Landau/Pfalz
September 30, 2008	Half-Year Financial Report as of August 31, 2008
December 23, 2008	Interim Report as of November 30, 2008

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 -24 44
Fax: (+49) 0 63 48/ 60 -42 99
invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. Weinstrasse
Tel: (+49) 0 63 21/ 678 -93 21
Fax: (+49) 0 63 21/ 678 -93 00
presse@hornbach.com

Internet: www.hornbach-group.com

DISCLAIMER

This half-year financial report contains statements based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will also turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual events differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so.

END